2015 First Quarter | Earnings Presentation May 2015 Exhibit 99.2

Avolon | Slide 2
Disclaimer
Concerning Forward-Looking Statements and Non-GAAP Information
This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,”
“intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.
These risks, uncertainties and assumptions include, but are not limited to, the following: general economic and financial conditions; the financial condition of our lessees; our ability to obtain additional capital to finance our growth and operations on attractive terms; decline in the value of our aircraft and market rates for leases; the loss of key personnel; lessee defaults and attempts to repossess aircraft; our ability to regularly sell aircraft;
our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; changes in interest rates;
competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and
Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.
The financial information included herein includes financial information that is not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including adjusted net income, adjusted return on equity (“adjusted ROE”) and adjusted earnings per share.
The Appendix to this presentation includes a reconciliation of adjusted net income, adjusted ROE and adjusted earnings per share with the most directly comparable financial measures calculated in accordance with GAAP. See slides 17 to 19.

Avolon | Slide 3
Q1
2014
Q1
2015
Change
Adjusted Net Income
Net Income
Commitments
46
36
4,871
62
49
6,976
+34%
+36%
+43%
Cost of Funds 4.25% 3.73% -52bps
Strong Growth and Disciplined Risk Management
Q1 2015
STRONG GROWTH
Non-GAAP measure. See slide 17
$ millions
2.6
Average Fleet Age
7.1
Lease Term Remaining
4.5
Debt WAL
Match Funded
DISCIPLINED RISK
MANAGEMENT
1
1

AVOLON

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Avolon | Slide 4
Continued Momentum Across the Business
Q1 2015
$434 million of
New Aircraft Deliveries
$14.6 million Gains
$841 million of New Commitments
$675 million Debt Facility
$203 million of Letters of
Intent Signed in the
Quarter for the Sale of
Aircraft
2015 2016 2017
Aircraft 3 12 4
Volume ($ millions) 133 543 165
$145 million of sales volume
delivering 10% gain on sale
165bps margin, 8 year term from draw
down. Facility signed in April 2015
8 aircraft to 5 airlines
in 5 countries

Avolon | Slide 5
Net Book
Value Growth
+33%
Owned
Aircraft
105 132
OWNED FLEET
+$1.5bn
Net Book Value Growth From Q1 14
1
Owned Portfolio March 31, 2015 measured by net book value.
Single-Aisle includes B737-800, A319ceo, A320ceo, A321ceo, E190.
Twin-Aisle includes: A330-200/300, B787-8/9 and B777-300ER
Delivering Robust Fleet Growth
ASSET TYPE
1
NEW CUSTOMERS LTM
4.4
5.8
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
Q1 2014 Q1 2015
Single -
Aisle
74%
Twin-
Aisle
26%

Avolon | Slide 6
Cumulative
2012 - 2014
Q1 2015
Trading Gain 106.8 14.6
Total Interest Breakage Costs 7.5 -
Net Book Value
1,229.2 145.4
% Gain on Sale
2
8.7% 10.0%
TRADING GAINS
Q1 2015 $14.6 million gains
on $145 million of aircraft sold
Sources: Company data
2015 TRADING VOLUME
Target $700 million
$ millions
Trading Gains
Volume
Gap
26%
Q1
Closed
21%
Letters
of Intent
53%
1
1
2

Trading gain defined as actual sale price less disposal expenses less book value at sale of asset;
aircraft sold in 2013 includes one aircraft constituting an insured total loss

Gain on sale % calculated as trading gain / Net Book Value

Avolon | Slide 7
Active Liability Management
TRANSACTION HIGHLIGHTS
1
•
$675 million portfolio facility
•
1.65% margin
•
Incremental to Avolon’s
undrawn debt of $920 million
at March 31, 2015
•
8 year
term;
mix of blind slots
and identified aircraft
•
Significant flexibility including
an availability period of up to 15
months and substitution rights to
facilitate aircraft trading activity
•
Diversified lender group
POSITIVE BALANCE SHEET IMPACT
Supports delivery pipeline
Refinances ALL 2016 maturities
Ongoing interest saving
Elongates debt WAL
Continues match hedging policy
Minimal refinancing costs
1
Note: transaction signed in April 2015

FINANCIAL HIGHLIGHTS

Avolon | Slide 9
Q1 Highlights
Signed early termination
agreements for two aircraft, one of
which redelivered in March 2015,
second due to redeliver in May
2015
Unrealized mark to market on
interest rate caps expense of
$5.9 million
Q1 delivery timing –
4 aircraft in February
and 4 aircraft in March
$14.6 million gains
Spicejet aircraft delivered to
Pegasus on April 1, 2015
Off lease for Q1
Zero off lease period
Resulting in the recognition of $1.9
million in additional lease revenue
and $4.3 million in maintenance
reserve income recognition
$145m of sales volume delivering  10%
gain on sale

Avolon | Slide 10
Q1 2015
Sustained Strong Growth
NET BOOK VALUE
$ millions
$ millions
$ millions
+33%
REVENUE
+ 29%
NET INCOME
+ 36%
$ millions
INTEREST EXPENSE
+ 14%
136
176
0
50
100
150
200
Q1 2014 Q1 2015
36
49
0
10
20
30
40
50
60
Q1 2014 Q1 2015
48
55
0
10
20
30
40
50
60
Q1 2014 Q1 2015
4,389
5,844
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
Q1 2014 Q1 2015

Avolon | Slide 11
Q1 2014 Q1 2015 Change
Adjusted ROE
1
ROE
13.8%
11.0%
16.6%
13.3%
+20%
+21%
Diluted EPS ($) 0.46 0.61 +0.15
Adjusted EPS
2
($) 0.56 0.75 +0.19
Weighted Average Shares Outstanding Diluted 78,358,028 81,122,081
Issued Shares 81,681,131
3
82,428,607
4
Driving Returns
1
Non-GAAP measure. See slide 18
2
Non-GAAP measure. See slide 19
3
Issued shares as at December 31, 2014 including 2014 LTIP grant
4
Issued shares as at March 31, 2015 including 2014 and 2015 LTIP grant
EPS AND ROE PROGRESSION

Avolon | Slide 12
Protected Against Rising Rates
•
Lease and Loan Interest
Rate Exposures are
matched either by fixed
rate financing or floating
rate financing + interest
rate cap
•
All future lease contracts
and LOIs include rental
formula pegged to
reference swap rate
•
Portfolio Level Interest
Rate Risk is reviewed and
considered periodically
WAL 4.7 Years
Libor
Average Cap
Strike Rate 3.05%
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
68.7%
12.2%
21.4%
Fixed Rate Debt Caps & Swaps Floating Rate Leases

Avolon | Slide 13
2015 Financial Outlook Update
1 Non-GAAP measure. See slide 18
FY 2015 Adjusted ROE
1
range of 14.7% - 15.0%; ROE of 12.8% - 13.1%
Expected Net Trading Gains of $55m - $60m
Previous commitments as of Dec 31, 2014 of $1.6bn delivering in 2015
Refinancing costs of $4m-$5m in Q2 offset by future interest savings
No change in guidance for SG&A, Share Based Payments and
Effective Tax rate
$434m delivered in Q1, approximately $711m deliveries in Q2, $277m deliveries in Q3 and $250m delivering in Q4. Total of $1,672m
Approximately $80m may be acquired by Avolon Capital Partners
Slightly higher net D:E end Q2 due to timing of deliveries
Excluding unrealized impact of interest rate caps
Target 8% gain on expected sale volume of $700m
$145m of volume closed in Q1 2015
Letters of intent signed for the sale of aircraft with a net book value of $372m

Investor Day | May 26, 2015
AGENDA
LOCATION
2.00pm Welcome & Presentations
3.15pm Break
5.00pm Presentations end
5.15pm Cocktails
6.00pm Entertainment
7.00pm Event concludes
The American Irish Historical Society
991 Fifth Avenue (at 80
th
)
New York, NY 10028
Register: IR@avolon.aero

APPENDIX

Avolon | Slide 16
Portfolio
at March 31 2015
AIRCRAFT TYPE OWNED MANAGED COMMITTED TOTAL
A319
1 - - 1
A320ceo
46 3 18 67
A321ceo
9 1 9 19
A320neo
- - 20 20
A330neo
- - 15 15
A330-200/300
10 - - 10
B737-800
55 3 16 74
B737 MAX
- - 20 20
B787-8/9
2 - 10 12
Boeing B777-300ER
3 - - 3
B777-200LRF
- 4 - 4
E190
6 - - 6
132 11 108 251

Avolon | Slide 17
Adjusted net income is a measure of both liquidity and operating performance that is not defined by GAAP and should not be considered as an alternative to net income, income from operations, net cash provided by operating activities, or any other liquidity or performance measure derived in accordance with GAAP. We use adjusted net income to assess our core operating performance on a consistent basis from period to period. In addition, adjusted net income helps us identify certain controllable expenses and make decisions designed to help us meet our near-term financial goals. Adjusted net income has important limitations as an analytical tool and should be considered in conjunction with, and not as substitutes for, our results as reported under GAAP.
Reconciliation of Adjusted Net Income
$ thousands Q1 2014 Q1 2015
Net Income 36,422 49,354
Amortization of debt issuance costs 5,711 5,626
Unrealized loss on derivatives 4,134 5,895
Share based compensation - 1,555
Tax effect (345) (726)
Adjusted net income 45,922 61,704

Avolon | Slide 18
Reconciliation of Adjusted ROE
Adjusted ROE is (Adjusted Net Income) / (Total shareholder’s equity)
Q1 2014 Q1 2015
FY 2015
Guidance
FY 2015
Guidance
ROE 11.0% 13.3% 12.8% 13.1%
Amortization of debt issuance costs 1.7% 1.5%
1.4% 1.4%
Unrealized loss on derivatives 1.2% 1.6% - -
Share based compensation 0.0% 0.4%
0.6% 0.6%
Tax effect (0.1%) (0.2%) (0.1%) (0.1%)
Adjusted ROE 13.8% 16.6%
14.7% 15.0%

Avolon | Slide 19
Reconciliation of Adjusted EPS
Net Income ($ thousands)
36,422 49,354
Weighted Average Shares Outstanding Diluted (number of shares)
78,358,028 81,122,081
Adjusted Net Income
($ thousands)
45,922 61,704
Issued Shares (number of shares)
81,681,131 82,428,607
$ Q1 2014 Q1 2015
Diluted EPS
0.46 0.61
Amortization of debt issuance costs
0.07 0.07
Unrealized loss on derivatives
0.05 0.07
Share based compensation
0.00 0.02
Tax effect
(0.00) (0.01)
Effect of number of issued shares at March 31
(0.02) (0.01)
Adjusted EPS
0.56 0.75
1
Issued shares as at December 31, 2014 including 2014 LTIP grant
2
Issued shares as at March 31, 2015 including 2014 and 2015 LTIP grant
1 2

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